Ispire Technology Inc.

19700 Magellan Drive

Los Angeles, CA 90502

VIA EDGAR

November 29, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Stephany Yang

Re:	Ispire Technology Inc. Draft Registration Statement on Form S-1 Submitted October 11, 2022 CIK No. 0001948455

Dear Ms. Yang:

Ispire Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 3, 2022, regarding Draft Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 11, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

The Company is not including the financial statements for September 30, 2022 and the three months then ended in this amendment to the Draft Registration Statement. The Company reasonably believes that these financial statements will not be required to be included in the prospectus at the time of the proposed offering, and that the financial statements at December 31, 2022 and the six months then ended will be included in the registration statement.

Draft Registration Statement on Form S-1 submitted October 11, 2022

General

1.	We note your disclosure that a portion of your operations are in Hong Kong, your management is based in China, and your sole manufacturer and supplier is a Chinese company under common control. Please review the Division of Corporation Finance’s December 20, 2021, guidance “Sample Letter to China-Based Companies” available at https://www.sec.gov/corpfin/sample-letter-china-based-companies and provide us with an analysis of whether you have the majority of your operations in China, which includes Hong Kong. If so, please update your disclosure to fully discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company.

Response: The Company is a Delaware corporation and has three direct or indirect subsidiaries, none of which is located in the mainland China, although one subsidiary is located in Hong Kong. The Company believes, based on advice of counsel, that it is not a China-based company and, accordingly, is not subject to the laws of the PRC that would be applicable if the Company were a domestic PRC corporation. The Registration Statement includes a section “Matters Relating to PRC Laws” in the Prospectus Summary and in the Business section which discusses the reasons why the Company is not subject to PRC laws that would be applicable to a domestic PRC company.

2.	To the extent material to an understanding of the organization of the company, please include an organizational chart depicting the company’s structure.

Response: An organizational chart has been included.

3.	We note your disclosure on page 18 regarding Russia’s invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response The references to Russia’s invasion of Ukraine have been deleted from the prospectus. At the time of the invasion, there was concern that invasion would exacerbate the supply chain and inflationary pressures. Inflation is continuing; however, the Company does not believe that inflationary pressures, as they relate to its business, results more from the Russian invasion than any other factors that drive inflation and the Company believes that highlighting the Russian invasion of Ukraine would not be providing an accurate analysis.

4.	Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response; Neither the Underwriters nor the Company has made any written communications or authorized anyone to make such communications in reliance of Section 5(d) of the Securities Act.

Cover Page

5.	Please revise the heading on your prospectus cover to separately state the amount of securities being offered by the selling stockholders. Additionally revise your cover page and summary disclosure to clearly describe both offerings.

Response: The Company has revised the heading on the prospectus cover page in response to the comments of the staff.

6.	Please revise to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices.

Response: The selling stockholders will not sell their shares unless the Company’s common stock is listed on Nasdaq, and the prospectus includes this disclosure. Accordingly, the Company is listing a fixed price or range of prices.

7.	We note your disclosure that you will be deemed to be a “controlled company” under the Nasdaq listing rules. Please additionally disclose on the prospectus cover and in the summary (i) the percent of the voting power that your Chief Executive Officer will control after completion of the offering and (ii) whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Response. We have included disclosure as to the chief executive officer’s stock ownership (which will be completed when the size of the offering is determined) and its plans no to as to take advantage of the controlled company exemptions under Nasdaq rules with the one exception that is disclosed.

8.	Please revise the cover page of your registration statement to include a highlighted cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

Response. The cross reference to the Risk Factors has been highlighted.

Prospectus Summary

Introduction, page 1

9.	We note that the prospectus includes industry data based on information from third-party sources that was commissioned by you. Please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. Additionally, you state you make no representations “as to the accuracy or completeness” of the industry data from third-party sources. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information, please either delete this statement or specifically state that you are liable for such information.

Response: The Company deleted the disclaimer.

Our Strategy, page 3

10.	We note your disclosure on page 4 that “we developed our patented DuCoil technology that enables our cannabis vaporizer products to heat cannabis oil to the optimal temperature without burning it, which is the first true leak-proof patented design, which enables the consumer to get the full flavor experience of the cannabis.” Please revise to reconcile with disclosure on page 51 which indicates that your chief executive officer developed the technology, which is being assigned to you. Additionally revise your disclosure to clarify the meaning “true” in this context, as well as the basis for these claims. To the extent the claims relate to other companies, please also describe the support for them.

Response: The language in the Prospectus Summary has been revised to conform to the disclosure in the Business section, and the word “true” has been deleted in both places.

The Offering, page 7

11.	Disclosure on page 7 states if your application for approval by Nasdaq is not approved you will not complete this offering. Disclosure on page 74 states if your application for approval by Nasdaq is not approved the offering may not be completed. Please reconcile.

Response: The reference that was on page 74 has been revised to state that if the common stock is not listed on Nasdaq, the offering will not, rather than may not, be completed.

Risk Factors, page 11

12.	Please include risk factor disclosure highlighting the control that your chief executive officer will continue to exercise following the offering, and describing any potential conflict of interests or other material risks to the company and investors.

Response: The Company added a risk factor titled “Because Tuanfang Liu, our chief executive officer, who is also director, and his wife, Jiangyan Zhu, who is also a director, beneficially own 71.5% of our common stock and will own    % of our common stock upon completion of this offering (    % if the underwriters’ over-allotment is exercised in full), and Mr. Liu owns 95% of the equity our sole supplier, Mr. Liu has a conflict of interest.” in response to the comments of the staff.

We may not be able to successfully establish and operate…, page 14

13.	We note that all of your products are manufactured and supplied by Shenzhen Yi Jia Technology Co., Limited. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response: The Company expanded the risk factor, which is revised to read “We are exposed to risks relating to our relationship with a related party, and we may not be able to successfully establish and operate manufacturing operations.” to discuss the risk raised by the staff in this comment. This risk factor also discusses the potential loss of business resulting from the chip shortage and delivery delays.

We are exposed to product liabilities and user complaints arising from the products we sell..., page 15

14.	We note your disclosure on page 16 that your chairman and principal stockholder is also the 95% owner of your principal supplier, Shenzhen Yi Jia. Please revise to describe the potential conflict of interests and other material risks that may arise as a result of this common control.

Response: The Company has expanded the risk factor “We are exposed to product liability and user complaints arising from the products we sell, which could have a material adverse impact on us.” to describe the conflict of interest and other material risks that may result from common control of both the Company and Shenzhen Yi Jia.

One customer accounts for a significant portion of our sales., page 19

15.	We note your disclosure that your largest distributor accounts for a significant portion of your sales. Discuss the material terms of your purchase or other agreements with such customer, if any. Please also file any such agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The largest distributor signed the Company’s standard non-exclusive distribution agreement. The filing of the agreement is not required to be filed since the “contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.”

Our business may be affected by inflation., page 19

16.	We note your disclosure regarding inflation. Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company discloses its plans to establish manufacturing facilities in California and, particularly Vietnam, to mitigate inflationary pressures. However, until these plants are operating, the Company will continue to be subject to inflationary pressures as well as the potential effects of the PRC’s zero COVID policy as it continues to rely on Shenzhen Yi Jia.

Use of Proceeds, page 31

17.	We note your disclosure on page 69 regarding amounts payable to your chief executive officer and other related parties. Please revise this section to disclose the extent to which you intend to use the proceeds from this offering to repay any such amounts.

Response: We included language discussing the money owned to Mr. Liu and related parties. The Company does not intend to pay the chief executive officer and the other related party with the proceeds from this offering. The Company intends to make these payments prior to this offering, subject to its ability to make payment under PRC’s COVID restrictions. Because of the size of the payments, it is necessary for an authorized representative to make a personal visit to the bank, which has not been possible as because of the PRC’s COVID restrictions. A portion of the money due to related parties represents the purchase price of inventory purchased from Shenzhen Yi Jia, which will be paid in the normal course of business.

Enforcement of Civil Liabilities, page 34

18.	We note your disclosure here that three directors are located in China. Disclosure on page 23 provides two directors are located in China. Please reconcile.

Response: The disclosure has been reconciled to reflect that two directors and one director designee are located in China.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Effects of COVID-19 Pandemic, page 37

19.	We note your disclosure that China’s zero COVID policy could impact your business. Discuss any steps you are taking to mitigate adverse impacts to your business.

Response: The Company believes that its plan to establish manufacturing facilities in California and Vietnam addresses the Company’s plan to reduce the impact of China’s zero-COVID policy. However, until such facilities are in place and operating, the risks relating to China’s zero COVID policy will continue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Supply Chain Risks, page 38

20.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: In Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading “Supply Chain Risks,” the Company discusses the lost business resulting from the delay in shipment and chip shortage.

21.

We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: The Company’s plan to mitigate the effects of inflation are discussed under Supply Chain Risks, including key risks inherent in starting new manufacturing facilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 41

22.

We note that your table on page F-16 disclosed a breakdown of cash and cash equivalents by geography. We further note that approximately 96% of your total cash and cash equivalents were held in Hong Kong as of June 30, 2022. Please revise to describe any restrictions that impact the ability to transfer cash within your corporate structure. Discuss the nature of restrictions, if any, on the net assets of your subsidiaries, amount of those net assets, and the potential impact on your liquidity.

In addition, we note your disclosures of current assets, current liabilities, and working capital balances in the June 30, 2021 and June 30, 2022 columns appear to be transposed incorrectly in the first table of Liquidity and Capital Resources. Please revise accordingly.

Response: The Company does not believe that it is subject to any restrictions in transferring funds from our Hong Kong bank account, and language has been included to reflect the absence of restrictions. The working capital table has been corrected.

Business

Legal Proceedings, page 57

23.	Please revise disclosure that indicates Aspire North America is preparing requested material for submission to the FDA, to reconcile with disclosure on page 13 that indicates required information was provided to the FDA in June 2021. Please also update your disclosure to reflect developments since that date.

Response: The disclosure has been updated to reflect that Aspire North America has provided the required information.

Regulations, page 58

24.	Please expand your discussion of regulations to include disclosure of the costs and effects of compliance with environmental laws pursuant to Item 101(h)(4)(xi) of Regulation S-K.

Response: A new section, Environmental Laws and Regulations, has been added at the end of the Regulation section. Disclosure of the need to comply with environmental regulations has been included in this section. At this time, the Company cannot estimate the cost of such compliance. When it takes the initial steps to budget the cost of establishing manufacturing facilities, the cost of such compliance will be an element of the budget.

Management, page 62

25.	Please revise your disclosure to state the business experience during the past five years for Ms. Zhu. See Item 401(e)(1) of Regulation S-K.

Response: Ms. Zhu’s experience, as vice president of finance of Shenzhen Yi Jia since 2013 has been included in her bio.

Certain Relationships and Related Party Transactions, page 68

26.	We note that as of June 30, 2022 and 2021, you had related party balances of $36,221 and $1,934,855, from your chief executive officer and a director. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to any of the loans disclosed in this section.

Response: The Registration Statement has been revised to state the balances will be fully paid prior to the date of this prospectus. From and after the date of this prospectus, our audit committee will review and approve all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act. The audit committee will not, and prior to the appointment of the audit committee, we will not, approve any loan or extension of credit in the form of personal loans to or for the benefit of any director or executive officer.

Description of Capital Stock, page 71

27.	Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.

Response: The number of outstanding shares (50,000,000) and number of stockholders (ten) has been included.

Signatures, page II-4

28.	Please revise the second half of your signature page to include the signature of your principal accounting officer or controller. If someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Form S-1.

Response: Mr. Wang is also chief accounting officer.

Exhibits

29.	Please file the list of subsidiaries required by Item 601(b)(21) of Regulation S-K, or advise.

Response: Exhibit 21.1 in being including with this filing.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tuanfang Liu
Tuanfang Liu, Chief Executive Officer

cc:	Richard I. Anslow, Esq. Asher S. Levitsky PC
Ellenoff Grossman & Schole LLP